Exhibit 99.2

Amendments to the By-Laws of the Company1

The existing By-Laws of the Company (as last amended on March 31, 2006) shall be amended by adding a definition of “special resolution,” and replacing the definition of “ordinary resolution” and Section 7.8 as follows:

“ORDINARY RESOLUTION A resolution passed by a majority of the votes cast by the shareholders who voted in respect of that resolution.

SPECIAL RESOLUTION A resolution that is passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution.

7.8 Votes of Shareholders

Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder. Unless otherwise required by the Act or these By-Laws, all matters or questions at a shareholders’ meetings shall be decided by ordinary resolutions.”

[1]
A copy of the existing Articles of Incorporation and By-Laws of the Company was filed as Exhibit 1.1 to the annual report on Form 20-F (File No. 001-32371), filed with the SEC on July 14, 2006.  It is available in the SEC’s EDGAR database at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001084201&type=20-f&dateb=&owner=exclude&count=40.